SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No. 2)*


                       CBES Bancorp, Inc.
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          124794-10-8

                         (CUSIP Number)

                       December 31, 1998
    (Date of Event Which Requires Filing of This Statement)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
Schedule is filed:

            [X]      Rule 13d-1(b)

            [ ]      Rule 13d-1(c)

            [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 5 Pages

CUSIP NO. 124794 10 8                                          Page 2 of 5 pages


1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES
     ONLY)

          Community Bank of Excelsior Springs, a Savings Bank
          Employee Stock Ownership Plan and Trust
          IRS ID No. 37-1361535


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [ ]
                                                      (b)  [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Federally chartered stock savings institution's employee benefit plan organized in Missouri


NUMBER OF        5  SOLE VOTING POWER
SHARES              67,293
BENEFICIALLY     6  SHARED VOTING POWER
OWNED BY            14,703
EACH             7  SOLE DISPOSITIVE POWER
REPORTING           81,996
PERSON WITH      8  SHARED DISPOSITIVE POWER
                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          81,996

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.95% of 1,031,851 shares of Common Stock outstanding as of December 31, 1998.


12   TYPE IN REPORTING PERSON*
          EP

CUSIP NO. 124794 10 8                                          Page 3 of 5 pages

Item 1(a).    Name of Issuer:

               CBES Bancorp, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

               1001 N. Jesse James Road
               Excelsior Springs, Missouri 64024-1201

Item 2(a).    Name of Person Filing:

               Community Bank of Excelsior Springs, a Savings Bank Employee Stock Ownership Plan and Trust
               Trustee:  First  Bankers  Trust
               Company, N.A.

Item 2(b).    Address of Principal Business Office:

               2321 Koch's Lane
               Quincy, Illinois 62301

Item 2(c).    Citizenship or Place of Organization:

               Federally chartered stock savings institution's employee benefit plan organized in Missouri.

Item 2(d).    Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

               124794 10 8

Item 3.       If this  Statement is Filed  Pursuant To Rule  13d-1(b) or 13d-2
              (b), or (c), Check Whether the Person Filing is a:

               (f) [X] This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.       Ownership:

               Based on information available to the Employee Benefit Plan as of December 31, 1998, the reporting person beneficially owned 81,996 shares of the Issuer. This number of shares represents 8% of the

CUSIP NO. 124794 10 8                                          Page 3 of 5 pages

               common stock, par value $.01 per shares, of the Issuer, based upon 1,031,851 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 67,293 shares and the shares power to vote or direct the vote of 14,703 shares. The reporting person has sole power to dispose or to direct the disposition of 81,996 shares of common stock.

Item 5.      Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable

Item 8.      Identification and Classification of Members of the Group:

               The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.      Notice of  Dissolution of Group:

              Not applicable

Item 10.     Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 124794 10 8                                          Page 5 of 5 pages

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 16, 1999                  COMMUNITY  BANK OF EXCELSIOR  SPRINGS,
                                          A SAVINGS BANK EMPLOYEE STOCK
                                          OWNERSHIP PLAN



                                          /s/ Carmen Walch
                                          ________________________________

                                          By:  Carmen Walch
                                               Trust Officer